SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                  M/A/R/C Inc.
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                                (Name of Issuer)


                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                    552914103
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                                 (CUSIP Number)

                              Barry J. Wagner, Esq.
                               Omnicom Group Inc.
                               437 Madison Avenue
                            New York, New York 10022
                                 (214) 415-3600
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 30, 1999
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 Pages)

CUSIP No. 552914103                   13D                      Page 2 of 8 Pages
          ---------

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     1       NAME  OF REPORTING  PERSONS
             S.S. OR I.R.S.  IDENTIFICATION   NOS. OF ABOVE  PERSONS

             Omnicom Group Inc.

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     2       CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*        (a) |_|
                                                                         (b) |_|
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*

             OO (See Item 3)
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     5       CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEM  2(d) or 2(e)                                 |_|
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     6       CITIZENSHIP  OR PLACE  OF ORGANIZATION

             New York
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                                7      SOLE VOTING  POWER

                                       None
                                ------------------------------------------------
         NUMBER OF              8      SHARED VOTING  POWER
          SHARES
       BENEFICIALLY                    1,176,501
         OWNED BY               ------------------------------------------------
           EACH                 9      SOLE DISPOSITIVE  POWER
         REPORTING
        PERSON WITH                    None
                                ------------------------------------------------
                                10     SHARED DISPOSITIVE  POWER

                                       1,176,501
--------------------------------------------------------------------------------
    11       AGGREGATE  AMOUNT  BENEFICIALLY   OWNED  BY  EACH  REPORTING PERSON

             1,176,501 Shares
--------------------------------------------------------------------------------
    12       CHECK BOX  IF THE  AGGREGATE  AMOUNT  IN  ROW (11) EXCLUDES
             CERTAIN  SHARES*                                                |_|
--------------------------------------------------------------------------------
    13       PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)**

             22.5%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** See Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Tender, Voting and Option Agreement; Other Matters") of the Offer To Purchase, which is incorporated herein by reference, for a description of the Tender, Voting and Option Agreement, dated September 30, 1999, among Omnicom Group Inc., Armstong Acquisition Corp., M/A/R/C Inc., certain Shareholders of M/A/R/C Inc. and certain of such Shareholders' spouses.

CUSIP No. 552914103                      13D                   Page 3 of 8 Pages
          -----------

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     1       NAME  OF REPORTING  PERSONS
             S.S. OR I.R.S.  IDENTIFICATION   NOS. OF ABOVE  PERSONS

             Armstrong Acquisition Corp.

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*        (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO (See Item 3)
--------------------------------------------------------------------------------
     5       CHECK BOX  IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
             PURSUANT  TO ITEM  2(d) or 2(e)
--------------------------------------------------------------------------------
     6       CITIZENSHIP  OR PLACE  OF ORGANIZATION

             Texas
--------------------------------------------------------------------------------
                               7        SOLE VOTING  POWER

                                        None
                               -------------------------------------------------
         NUMBER OF             8        SHARED VOTING  POWER
          SHARES
       BENEFICIALLY                     1,176,501
         OWNED BY              -------------------------------------------------
           EACH                9        SOLE DISPOSITIVE  POWER
         REPORTING
        PERSON WITH                     None
                               -------------------------------------------------
                               10       SHARED DISPOSITIVE  POWER

                                        1,176,501
--------------------------------------------------------------------------------
    11       AGGREGATE  AMOUNT  BENEFICIALLY   OWNED  BY  EACH  REPORTING PERSON

             1,176,501 Shares
--------------------------------------------------------------------------------
    12       CHECK BOX  IF THE  AGGREGATE  AMOUNT  IN  ROW (11) EXCLUDES
             CERTAIN  SHARES*                                                |_|
--------------------------------------------------------------------------------
    13       PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)**

             22.5%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** See Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Tender, Voting and Option Agreement; Other Matters") of the Offer To Purchase, which is incorporated herein by reference, for a description of the Tender, Voting and Option Agreement, dated September 30, 1999, among Omnicom Group Inc., Armstong Acquisition Corp., M/A/R/C Inc., certain Shareholders of M/A/R/C Inc. and certain of such Shareholders' spouses

      This Statement relates to the tender offer by the Armstrong Acquisition Corp. ("Purchaser"), a Texas corporation and wholly owned subsidiary of Omnicom Group Inc. ("Parent") to purchase all outstanding Shares (as defined below) of M/A/R/C Inc., a Texas corporation, at $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer To Purchase, dated October 4, 1999 (the "Offer To Purchase"), incorporated by reference to Exhibit (a)(1) of the Schedule 14D-1, and in the related Letter of Transmittal, incorporated by reference to Exhibit (a)(2) of the Schedule 14D-1 (which, as amended from time to time, together constitute the "Offer").

Item 1.  Security and Issuer.

      The name of the issuer is M/A/R/C Inc., a Texas corporation (the "Issuer"), which has its principal executive offices at 7850 North Belt Line Road, P.O. Box 650083, Irving, Texas 75063. The title of the securities to which this Statement relates is the Issuer's common stock, par value $1.00 per share (the "Shares"). The information set forth in the "Introduction" of the Offer To Purchase is incorporated herein by reference.

Item 2.  Identity and Background.

      (a)-(c) and (f) This Statement is being filed by Purchaser and Parent. The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") and Schedule I ("Directors and Executive Officers of Purchaser and Parent") of the Offer To Purchase is incorporated herein by reference.

      (d)-(e) During the last five years, none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any executive officer or director of Purchaser or Parent listed in Schedule I ("Directors and Executive Officers of Purchaser and Parent") (which is incorporated herein by reference) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      The information set forth in Section 10 ("Source and Amount of Funds") of the Offer To Purchase is incorporated herein by reference.

Item 4.  Purpose of Transaction.

      (a)-(j) The information set forth in the "Introduction," Section 7 ("Effect of the Offer on the Market for Shares, Stock Exchange Listing and Exchange Act Registration and Qualification of Shares as Margin Securities"),
Section 11 ("Background of the Offer"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Tender, Voting and Option Agreement; Other Matters") and Section 13 ("Dividends and Distributions") of the Offer To Purchase is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

      (a)-(d) The information set forth in the "Introduction," Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Tender, Voting and Option Agreement; Other Matters") and in Schedule I ("Directors and Executive Officers of Purchaser and Parent") of the Offer To Purchase is incorporated herein by reference. Parent, Purchaser, the Issuer, certain Shareholders of M/A/R/C/ Inc. and certain of such Shareholders' spouses, who beneficially own approximately 22.5% of the presently outstanding Shares (the "Shareholder Shares"), have entered into a Tender, Voting and Option Agreement, dated as of September 30, 1999 (the "Tender, Voting and Option Agreement"), pursuant to which certain Shareholders of M/A/R/C Inc. and certain of such Shareholders' spouses have agreed, among other things, (i) to tender in the Offer all of the Shareholder Shares now owned or which may hereafter be acquired by certain Shareholders of M/A/R/C Inc. and certain of such Shareholders' spouses, (ii) to grant to Parent an option to purchase the Shareholder Shares in certain circumstances, and (iii) to appoint Parent and Purchaser, or any nominee of Parent and Purchaser, as his or her proxy to vote the Shareholder Shares on certain defined matters. The Tender, Voting and Option Agreement is described in more detail in Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Tender, Voting and Option Agreement; Other Matters") of the Offer To Purchase. As a result of the Tender, Voting and Option Agreement, each of Purchaser and Parent may be deemed to beneficially own, and have shared voting power with the respect to, an aggregate of 1,176,501 Shares (representing approximately 22.5% of the Shares outstanding on September 30, 1999). However, each of Parent and Purchaser disclaims beneficial ownership to such Shares, and this Statement shall not be construed as an admission that either Parent or Purchaser is the beneficial owner of any securities covered by this Statement.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth in the "Introduction," Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 11 ("Background of the
Offer") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; the Tender, Voting and Option Agreement; Other Matters") of the Offer To Purchase is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

(1)   Offer To Purchase, dated October 4, 1999*
(2)   Letter of Transmittal*
(3) Agreement and Plan of Merger, dated September 30, 1999, among Omnicom Group Inc., Armstrong Acquisition Corp. and M/A/R/C Inc.*
(4) Tender, Voting and Option Agreement, dated September 30, 1999, among Omnicom Group Inc., Armstrong Acquisition Corp., M/A/R/C Inc., certain Shareholders of M/A/R/C Inc. and certain of such Shareholders' spouses*

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*     Incorporated by reference to Schedule 14D-1 filed October 4, 1999 by
      Omnicom Group Inc. (Commission File No. 1-10551) and its wholly owned subsidiary, Armstrong Acquisition Corp.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 8, 1999                Armstrong Acquisition Corp.


                                       By: /s/ Barry J. Wagner
                                           -------------------
                                       Name:  Barry J. Wagner
                                       Title: Secretary


                                       Omnicom Group Inc.


                                       By: /s/ Barry J. Wagner
                                           -------------------
                                       Name:  Barry J. Wagner
                                       Title: General Counsel and Secretary

                                  EXHIBIT INDEX
No.      Description
---      -----------

(1)   Offer To Purchase, dated October 4, 1999*
(2)   Letter of Transmittal*
(3) Agreement and Plan of Merger, dated September 30, 1999, among Omnicom Group Inc., Armstrong Acquisition Corp. and M/A/R/C Inc.*
(4) Tender, Voting and Option Agreement, dated September 30, 1999, among Omnicom Group Inc., Armstrong Acquisition Corp., M/A/R/C Inc., certain Shareholders of M/A/R/C Inc. and certain of such Shareholders' spouses*

----------
* Incorporated by reference to Schedule 14D-1 filed October 4, 1999 by Omnicom Group Inc. (Commission File No. 1-10551) and its wholly owned subsidiary, Armstrong Acquisition Corp.